SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

10th June 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Notification of Interests
Directors and Persons Discharging Managerial Responsibility

London, UK; Brentwood, TN, US; 10 June 2008 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, Protherics PLC announces the grant, on 9 June 2008, of the following options over Ordinary Shares in Protherics (“Ordinary Shares”) to Directors and other Persons Discharging Managerial Responsibility (PDMRs) under the terms of the Protherics PLC Long Term Incentive Plan (“LTIP”):

Name	Position	Number of Options
Directors:
Andrew Heath	Chief Executive Officer	500,000
Rolf Soderstrom	Finance Director	313,513
James Christie	Operations Director	270,270

PDMRs:
Ian Scoular	Director of Business Development	227,027
Nick Staples	Director of Corporate Affairs	191,891
Sally Waterman	Director of Research & Development	227,027

The options are exercisable between the third and tenth anniversary of the date of grant at an exercise price of 2p per share, subject to the achievement of performance conditions.

Protherics also announces the award, on 9 June 2008, of a conditional right to receive 252,460 Ordinary Shares under the terms of the LTIP, to Saul Komisar, President of the Company’s US operations. The award vests on the third anniversary of the date of grant subject to the achievement of performance conditions.

In addition to the above, the following Directors and PDMRs were granted options under the terms of the Deferred Bonus Plan on 9 June 2008:

Number of
Directors:	Options
Rolf Soderstrom	99,099
James Christie	128,378

PDMRs:
Sally Waterman	86,486
Nick Staples	72,972

The options are exercisable between the second and tenth anniversary of the date of grant at an exercise price of 2p per share.

Following the above grant of options and share awards, the Company’s Directors and PDMRs hold options or share awards over the following number of Ordinary Shares:

Number of Shares

Andrew Heath	4,523,909
Rolf Soderstrom	1,040,339
James Christie	1,851,986
Saul Komisar	1,523,541
Ian Scoular	1,348,758
Nick Staples	871,114
Sally Waterman	993,023

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 10th June 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director